                                                                    Exhibit 99.3

                      [HARCOURT GENERAL, INC. LETTERHEAD]



                                    June 23, 1997

To the Independent Directors of
Steck-Vaughn Publishing Corporation:


        As you know, Harcourt General, Inc. ("Harcourt") has recently completed the acquisition of all of the outstanding shares of common stock of National Education Corporation ("NEC") pursuant to a tender offer and merger transaction with NEC. As a result of such transaction, Harcourt has become the indirect owner of approximately 83% of the outstanding common stock of Steck-Vaughn Publishing Corporation (the "Company").

        Pursuant to an agreement dated as of May 30, 1997 (the "Agreement") between the Company and Harcourt, we are writing to propose to the Board of Directors of the Company a transaction pursuant to which NEC would acquire the shares of the Company it does not already own, and the stockholders of the Company (other than NEC and its affiliates) would receive $14.00 in cash for each share of common stock.

        We believe that this proposal presents an attractive opportunity for your public stockholders to realize a price which represents a 33% premium over the market price of the Company's common stock on April 15, 1997, the trading day before Harcourt announced its intention to commence a tender offer for the NEC shares and to acquire the Company shares not owned by NEC. We believe that this price is at a level which both you and your stockholders should support.

        Our proposal contemplates a merger of the Company with a direct or indirect subsidiary of NEC. We believe that a mutually acceptable definitive merger agreement containing provisions customary for transactions of this type can be expeditiously negotiated and executed.

        We fully recognize the interests of the public stockholders in the Company. Accordingly, our proposed transaction would be subject to satisfaction of the requirements set forth in the Agreement, including the approval of a majority of the "disinterested directors" of the Company (as defined in the Agreement) after the retention of such financial and legal advisors deemed necessary or desirable by the disinterested directors. These requirements will ensure that the interests of the Company's minority stockholders are protected in our proposed transaction.

HARCOURT GENERAL [LOGO]

Directors of Steck-Vaughn
Publishing Corporation
June 23, 1997
Page 2

     We hope that we can proceed together promptly to allow the Company's public stockholders to realize value for their shares to an extent not likely to be available to them in the marketplace. As you know, Harcourt is required to file a Schedule 13D with the Securities and Exchange Commission relating to its indirect ownership of the common stock of the Company. We have been advised by our counsel that, as a result of our proposal of this transaction, we will be required by law to disclose this letter in such Schedule 13D and to make certain related disclosures in such filing.

     We look forward to discussing the foregoing with you soon.

                                        Sincerely,

                                        /s/ RICHARD A. SMITH
                                        --------------------------
                                        Richard A. Smith
                                        Chairman and
                                        Chief Executive Officer

Distribution:

Mr. Leonard W. Jaffe

Mr. Manuel J. Justiz

Michael R. Klein, Esq.

Mr. N. Colin Lind